

Mail Stop 3030

April 16, 2010

Mr. Raouf Y. Halim
Chief Executive Officer
Mindspeed Technologies, Inc.
4000 MacArthur Boulevard, East Tower
Newport Beach, CA 92660-3095

> **Re: Mindspeed Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended October 2, 2009**
> **Filed November 25, 2009**
> **File No. 001-31650**

Dear Mr. Halim:

We have completed our review of the above captioned filing and related correspondence and have no further comments at this time.

Sincerely,

Tim Buchmiller
Senior Attorney